SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of May 28, 2004

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F;	☑	Form 40-F	☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines
Date: May 28, 2004	By /s/ R.A. Ruijter
Name: R.A. Ruijter
Title: Managing Director & CFO

By /s/ J.E.C. de Groot
Name: J.E.C. de Groot
Title: SVP & General Secretary

04/040

INTENDED APPOINTMENTS TO THE KLM SUPERVISORY BOARD

AMSTELVEEN, May 28, 2004 — The Supervisory Board of KLM Royal Dutch Airlines N.V. intends to appoint five new members. Having successfully completed its share exchange transaction with Air France, KLM will now adjust the constitution of its Supervisory Board as agreed with Air France. The nine-member KLM Supervisory Board will henceforth consist of five Dutch members and four appointed by Air France.

The KLM Supervisory Board intends to appoint Hans N.J. Smits as a new Dutch member. He will join the existing Dutch members Mrs. Asscher-Vonk and Messrs. Storm, Kok, and Geersing. Air France has nominated Messrs. J.F. Henri Martre, Jean-Didier F.C. Blanchet, Henri Guillaume, and Remmert Laan. The current non-Dutch members Eustace, Wilson, and Van den Berghe will be stepping down. Messrs. Maljers and Van Lede will also be leaving the KLM Supervisory Board to join the Conseil d’Administration of Air France (later to be renamed Air France–KLM). In its new constitution, the board will be chaired by Mr. Storm.

Hans Smits (54) has extensive experience in the airline industry, having served as Director General and later Secretary General of the Dutch Ministry of Transport. He was also President & CEO of Amsterdam Airport Schiphol from 1992 through 1998. He later served as President & CEO of Rabobank. Mr. Smits is currently Director of Arthur D. Little, Netherlands.

Jean-Didier Blanchet (64) served Air France for many years, rising to the post of Chief Executive Officer. He later served as CEO of the Méridien hotel chain. He is, among other things, currently Chairman of the French organization Cercle des Transports, which protects the interests of transport companies.

Henri Guillaume (61) was previously Chairman of ANVAR, a French governmental organization actively involved in promoting corporate innovation, research, and development. Until 1999, Mr. Guillaume was Vice President of ERAP, predecessor of the Elf concern.

Remmert Laan (62) has worked for the French corporate bank Lazard Frères since 1979, and holds directorships at various Dutch, Belgian, and French companies.

Henri Martre (76) was Chairman & CEO of Aérospatiale and stood at the cradle of the successful European multinational aircraft manufacturer Airbus. He was Vice-Chairman of the Airbus Supervisory Board until 1992. Mr. Martre currently holds directorships at various companies in the airline industry.

The KLM Supervisory Board attaches great importance to the expertise the above nominees will contribute in their respective fields. The Board intends to appoint these new members following the Annual General Shareholders’ Meeting on June 23, 2004, in Amstelveen.

Note to editors: A digital version of KLM’s Annual Report for 2003/04 and Sustainability Report for 2003/04, as well as the agenda for the Annual General Shareholders’ Meeting are available at http://investorrelations.klm.com.

Further note to editors: You are welcome to attend the KLM Royal Dutch Airlines Annual General Shareholders’ Meeting. The audio-visual media will have an opportunity to record the president’s introductory speech. Please register in advance with KLM’s Media Relations department by phoning +31 (0)20 649 4545 or by e-mailing mediarelations@klm.com before June 16, 2004.

AMS/DR/JCH